Exhibit 99.2

Aeterna Zentaris Inc.

Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(in thousands of US dollars)

Independent Auditor’s Report

To the Shareholders of

Aeterna Zentaris Inc.

We have completed integrated audits of Aeterna Zentaris Inc. and its subsidiaries’ 2010, 2009 and 2008 consolidated financial statements and their internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Aeterna Zentaris Inc. and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of operations and comprehensive loss, accumulated other comprehensive income and deficit, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Aeterna Zentaris Inc. and its subsidiaries as at December 31, 2010 and December 31, 2009 and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting

We have also audited Aeterna Zentaris Inc. and its subsidiaries’ internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in “Management’s Annual Report on Internal Control over Financial Reporting” appearing on page 38 of the 2010 Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Aeterna Zentaris Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control - Integrated Framework, issued by COSO.

March 22, 2011

Place de la Cité, Tour Cominar

2640 Laurier Boulevard, Suite 1700

Québec, Quebec

Canada G1V 5C2

(1) Chartered accountant auditor permit No. 11070

Aeterna Zentaris Inc.

Consolidated Balance Sheets

(in thousands of US dollars)

	As at December 31,
	2010	2009
	$	$
ASSETS
Current assets
Cash and cash equivalents	31,998	38,100
Short-term investment (note 21)	1,934	—
Accounts receivable
Trade	4,555	2,444
Other	748	992
Income taxes	118	113
Inventory (note 7)	3,311	4,415
Prepaid expenses and other current assets	1,511	2,949
	44,175	49,013
Restricted cash (note 8)	827	878
Property, plant and equipment (note 9)	3,096	4,358
Deferred charges and other long-term assets (note 10)	4,384	4,733
Intangible assets (note 11)	14,478	17,034
Goodwill (note 12)	9,614	10,246
	76,574	86,262
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 13)	9,382	11,919
Income taxes	—	965
Deferred revenues (note 5)	4,045	6,327
Current portion of long-term payable (note 6)	60	57
	13,487	19,268
Deferred revenues (note 5)	39,052	45,919
Long-term payable (note 6)	90	143
Employee future benefits (note 14)	11,324	11,640
Other long-term liabilities	182	66
	64,135	77,036
Commitments and contingencies (note 22)
SHAREHOLDERS’ EQUITY
Share capital (note 15)	60,149	41,203
Warrants (note 15)	9,493	2,899
Other capital	80,785	79,943
Deficit	(150,756)	(127,538)
Accumulated other comprehensive income	12,768	12,719
	12,439	9,226
	76,574	86,262
Basis of presentation (note 2)
Subsequent events (note 24)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

Juergen Ernst	Gérard Limoges
Director	Director

Aeterna Zentaris Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2010, 2009 and 2008

(in thousands of US dollars, except share data)

	Common shares	Share capital	Warrants	Other capital	Deficit	Accumulated other comprehensive income	Total
	(number of)	$	$	$	$	$	$

Balance — December 31, 2007	53,187,470	30,566	—	79,306	(42,997)	21,716	88,591
Net loss	—	—	—	—	(59,817)	—	(59,817)
Foreign currency translation adjustments	—	—	—	—	—	(7,655)	(7,655)
Variation in the fair value of short-term investments, net of income taxes	—	—	—	—	—	(7)	(7)
Stock-based compensation costs	—	—	—	363	—	—	363
Balance — December 31, 2008	53,187,470	30,566	—	79,669	(102,814)	14,054	21,475
Net loss	—	—	—	—	(24,724)	—	(24,724)
Issuances pursuant to registered direct offerings, net of transaction costs (note 15)	9,902,484	10,637	2,899	—	—	—	13,536
Foreign currency translation adjustments	—	—	—	—	—	(1,332)	(1,332)
Variation in the fair value of short-term investments, net of income taxes	—	—	—	—	—	(3)	(3)
Stock-based compensation costs	—	—	—	274	—	—	274
Balance — December 31, 2009	63,089,954	41,203	2,899	79,943	(127,538)	12,719	9,226
Net loss	—	—	—	—	(23,218)	—	(23,218)
Issuances pursuant to registered direct offerings, net of transaction costs (note 15)	19,917,075	18,181	6,807	—	—	—	24,988
Issuance pursuant to the exercise of warrants (note 15)	298,817	609	(213)	—	—	—	396
Issuance pursuant to the exercise of stock options (note 15)	124,068	156	—	(44)	—	—	112
Foreign currency translation adjustments	—	—	—	—	—	49	49
Stock-based compensation costs	—	—	—	886	—	—	886
Balance — December 31, 2010	83,429,914	60,149	9,493	80,785	(150,756)	12,768	12,439

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.

Consolidated Statements of Accumulated Other Comprehensive Income and Deficit

(in thousands of US dollars)

	As at December 31,
	2010	2009	2008
	$	$	$
Accumulated other comprehensive income
Consisting of the following:
Foreign currency translation adjustments	12,768	12,719	14,051
Change in fair market value of short-term investments, net of income taxes	—	—	3
Accumulated other comprehensive income	12,768	12,719	14,054
Deficit	(150,756)	(127,538)	(102,814)

Total accumulated other comprehensive income and deficit	(137,988)	(114,819)	(88,760)

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31,

(in thousands of US dollars, except share and per share data)

	2010	2009	2008
	$	$	$
Revenues
Sales and royalties	24,857	20,957	29,462
License fees and other	2,846	42,280	9,016
	27,703	63,237	38,478
Operating expenses
Cost of sales, excluding depreciation and amortization (note 7)	18,700	16,501	19,278
Research and development costs	20,546	44,217	57,448
Research and development tax credits and grants	(687)	(403)	(343)
Selling, general and administrative expenses	11,875	16,040	17,325
Depreciation and amortization
Property, plant and equipment (note 9)	1,005	3,285	1,515
Intangible assets (note 11)	1,492	7,555	5,639
	52,931	87,195	100,862
Loss from operations	(25,228)	(23,958)	(62,384)
Other income (expenses)
Unrealized gain on held-for-trading financial instrument (note 21)	687	—	—
Interest income	207	349	868
Interest expense	(26)	(5)	(118)
Foreign exchange gain (loss)	1,170	(1,110)	3,071
Loss on disposal of long-lived assets (note 6)	—	—	(35)
Loss on disposal of equipment	(28)	—	(44)
	2,010	(766)	3,742
Loss before income taxes	(23,218)	(24,724)	(58,642)
Income tax expense (note 17)	—	—	(1,175)
Net loss	(23,218)	(24,724)	(59,817)
Other comprehensive income (loss):
Foreign currency translation adjustments	49	(1,332)	(7,655)
Variation in fair market value of short-term investments classified as available-for-sale, net of income taxes	—	(3)	(7)
Comprehensive loss	(23,169)	(26,059)	(67,479)
Net loss per share
Basic and diluted	(0.31)	(0.43)	(1.12)
Weighted average number of shares (note 19)
Basic and diluted	75,659,410	56,864,484	53,187,470

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.

Consolidated Statements of Cash Flows

For the years ended December 31,

(in thousands of US dollars)

	2010	2009	2008
	$	$	$
Cash flows from operating activities
Net loss	(23,218)	(24,724)	(59,817)
Items not affecting cash and cash equivalents
Depreciation and amortization	2,497	10,840	7,154
Stock-based compensation costs	886	274	363
Non-cash consideration received in connection with an amended licensing agreement (note 21)	(1,263)	—	—
Unrealized gain on held-for-trading financial instrument (note 21)	(687)	—	—
Inventory write-down (note 7)	—	—	726
Employee future benefits	400	1,365	984
Amortization of deferred charges and other long-term assets	380	1,819	729
Amortization of deferred revenues	(5,873)	(13,506)	(6,213)
Loss on disposal of long-lived assets held for sale	—	—	35
Loss on disposal of property, plant and equipment	28	—	44
Foreign exchange loss (gain) on items denominated in foreign currencies	(1,170)	1,098	(3,801)
Amortization of prepaid expenses and other non-cash items	4,587	15,192	10,179
Changes in operating assets and liabilities (note 16)	(7,687)	(16,496)	48,345
Net cash used in operating activities	(31,120)	(24,138)	(1,272)
Cash flows from financing activities
Proceeds from issuance of common shares and warrants, net of cash transaction costs of $2,098 in 2010 and $1,244 in 2009 (note 15)	24,988	14,256	—
Repayment of long-term debt and long-term payable	(59)	(51)	(784)
Proceeds from the exercise of warrants (note 15)	396	—	—
Proceeds from the exercise of stock options (note 15)	112	—	—
Deferred share issue expenses	—	—	(408)
Net cash provided by (used in) financing activities	25,437	14,205	(1,192)
Cash flows from investing activities
Purchase of short-term investments	—	—	(1,664)
Proceeds from sale and maturity of short-term investments	—	553	30,027
Increase in restricted cash (note 8)	—	(866)	—
Purchases of property, plant and equipment	(82)	(510)	(1,147)
Net proceeds from sale of long-lived assets held for sale	—	—	14,854
Proceeds from sale of property, plant and equipment	32	6	—
Purchases of amortizable intangible assets	—	(280)	(67)
Net cash (used in) provided by investing activities	(50)	(1,097)	42,003
Effect of exchange rate changes on cash and cash equivalents	(369)	(96)	(585)
Net change in cash and cash equivalents	(6,102)	(11,126)	38,954
Cash and cash equivalents — Beginning of year	38,100	49,226	10,272
Cash and cash equivalents — End of year	31,998	38,100	49,226

Cash and cash equivalents components:
Cash	12,922	33,100	13,256
Cash equivalents	19,076	5,000	35,970
	31,998	38,100	49,226

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1                                         Incorporation and nature of activities

Aeterna Zentaris Inc. (“Aeterna Zentaris” or the “Company”), incorporated under the Canada Business Corporations Act, is a late-stage global biopharmaceutical company specialized in oncology and endocrine therapy with expertise in drug discovery, development and commercialization. The Company’s pipeline encompasses compounds at all stages of development, from drug discovery through marketed products.

2                                         Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These consolidated financial statements differ in certain respects from those prepared in accordance with United States generally accepted principles (“US GAAP”). The recognition, measurement and disclosure differences as they relate to the Company are described in note 25, “Differences between Canadian and US GAAP”.

Evaluation of going concern, results of operations and management’s plans

The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 1400, General Standards of Financial Statement Presentation, requires management to make an assessment of an entity’s ability to continue as a going concern, taking into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. Management’s assessment took into account current cash levels, the completion of the registered direct offerings discussed in note 15 and the “At-the-Market” (“ATM”) sales agreement entered into on February 22, 2011 discussed in note 24, as well as the Company’s strategic plan and corresponding budgets for 2011 and projections for 2012 and 2013. As a result of this assessment, management believes that the Company has sufficient financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the balance sheet date of December 31, 2010.

Basis of consolidation

These consolidated financial statements include all companies in which the Company, directly or indirectly holds more than 50% of the voting rights or over which it exercises control. Companies are included in the consolidation from the date that control is transferred to the Company, while companies sold are excluded from the consolidation from the date that control ceases. The purchase method of accounting is used to account for acquisitions. All intercompany balances and transactions are eliminated on consolidation.

Accounting estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported years. Significant estimates are generally made in connection with the calculation of revenues, inventory and research and development expenses, as well as in determining the allowance for doubtful accounts,

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

valuation allowance for future income tax assets, the useful lives of property, plant and equipment and intangible assets with finite lives, the valuation of intangible assets and goodwill, the fair value of stock options and warrants granted, employee future benefits and certain accrued liabilities. The Company bases its estimates on historical experience, where relevant, and on various other assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Foreign currency translation

Reporting currency

The Company uses the US dollar as its reporting currency. Assets and liabilities of the Company and of its self-sustaining subsidiaries whose functional currency is other than the US dollar are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year. Translation gains and losses are included in other comprehensive income (loss) in the consolidated statement of comprehensive loss.

Foreign currency transactions and remeasurement

The financial statements of integrated foreign operations and transactions denominated in currencies other than the functional currency are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured to their functional currency at the exchange rate in effect on the date of the balance sheet. Non-monetary assets and liabilities are remeasured at historical rates, unless such assets and liabilities are carried at market, in which case, they are remeasured using the exchange rate in effect on the date of the balance sheet. Revenues and expenses are remeasured at the monthly average exchange rate. Transaction gains and losses resulting from such remeasurement are reflected in the consolidated statement of operations.

Effective January 1, 2009, due to a change in economic facts and circumstances, the Company and its US subsidiary adopted the euro (“EUR”) as their functional currency. This change did not result in any significant impact on the Company’s consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, as well as short-term, interest-bearing deposits that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Short-term investment

In accordance with the requirements of CICA Handbook Section 3855, Financial Instruments, the Company’s short-term investment, representing shares of a publicly-held company, is classified as “held-for-trading” and carried at fair value. Any changes in fair value are recognized in the consolidated statement of operations.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Inventory

Inventory is valued at the lower of cost and net realizable value, which is defined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined on a first-in, first-out basis. The cost of finished goods and work in progress includes raw materials, labour and manufacturing overhead under the absorption costing method.

Restricted cash

Restricted cash includes a bank deposit related to the Company’s long-term lease obligation in Germany, as discussed in note 8.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost, net of related government grants and accumulated depreciation. Depreciation is calculated using the following methods, annual rates and periods:

	Methods	Annual rates and period

Equipment	Declining balance and straight-line	20%
Furniture and fixtures	Declining balance and straight-line	10% and 20%
Computer equipment	Straight-line	25% and 33 1/3%
Leasehold improvements	Straight-line	Remaining lease term

Deferred charges

The Company has deferred direct and incremental costs associated with its transaction to sell its future rights to a royalty stream and are accounted for as discussed in note 5.

Intangible assets

Intangible assets with finite useful lives consist of in-process research and development, acquired in business combinations, patents and trademarks, technology and other. Patents and trademarks are comprised of costs, including professional fees incurred in connection with the filing of patents and the registration of trademarks for product marketing and manufacturing purposes, net of related government grants and accumulated amortization. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives of eight to fifteen years for in-process research and development and patents and ten years for trademarks.

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at their respective dates of acquisition. Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value of the reporting unit to which the goodwill is assigned may exceed the fair value of the reporting unit.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In the event that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to the excess. Fair value of goodwill is estimated in the same way as goodwill is determined at the date of the acquisition in a business combination, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

Impairment of long-lived assets

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that carrying values may not be recoverable. Impairment exists when the carrying value of the asset or asset group is greater than the undiscounted future cash flows expected to be provided by the asset or asset group. The amount of impairment loss, if any, is the excess of its carrying value over its fair value, which in turn is determined based upon discounted cash flows or appraised values, depending on the nature of assets.

Employee future benefits

The Company’s subsidiary in Germany maintains defined contribution and unfunded defined benefit plans as well as other benefit plans for its employees. Its obligations are accrued under employee benefit plans and the related costs. In this regard, the following policies have been adopted:

•                  the cost of pension and other benefits earned by employees is actuarially determined using the projected unit credit method and benefit method prorated on length of service and management’s best estimate of salary escalation, retirement ages of employees and employee turnover;

•                  the net actuarial gain or loss associated with the benefit obligation is recorded in the consolidated statement of operations as it arises.

For defined contribution plans, the pension expenses recorded in the consolidated statement of operations is the amount of contribution the Company is required to pay for services rendered by employees.

Deferred revenues

Deferred revenues relate to the unamortized portion of the cash proceeds received in connection with the Company’s sale of future rights to a royalty stream. Those proceeds are recognized as royalty revenue based on the “units-of-revenue” method, as discussed in note 5. Also included in deferred revenues are upfront payments received primarily in connection with license cooperation agreements. Those payments are recognized as revenues, as discussed below.

Revenue recognition

The Company is currently in a phase in which certain potential products are being further developed or marketed jointly with strategic partners. Existing licensing agreements usually foresee one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value, and the applicable revenue recognition criteria are applied to each of the separate units.

License fees representing non-refundable payments received at the time of signature of license agreements are recognized as revenue upon signature of the license agreements when the Company has no significant future performance obligations and collectibility of the fees is assured. Upfront payments received at the beginning of licensing agreements are not recorded as revenue when received but are amortized based on the progress to the related research and development work. This progress is based on estimates of total expected time or duration to complete the work, which is compared to the period of time incurred to date in order to arrive at an estimate of the percentage of revenue earned to date.

Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectibility is assured, and when there are no significant future performance obligations in connection with the milestones.

Royalty revenue, based on a percentage of sales of certain declared products sold by third parties, is recorded when the Company has fulfilled the terms in accordance with the contractual agreement, has no future obligations, the amount of the royalty fee is determinable and collection is reasonably assured.

The Company defers recognition of proceeds received in connection with the sale of rights to future royalties (see note 5) and recognizes these deferred revenues over the life of the license agreement, pursuant to the “units-of-revenue” method.

Revenues from sales of products are recognized when title passes to customers, which is at the time goods are shipped, when there are no future performance obligations, when the purchase price is fixed and determinable and when collection is reasonably assured.

Stock-based compensation costs

The Company accounts for all forms of employee stock-based compensation using the fair value-based method.

The fair value of stock options is determined on the date of grant using the Black-Scholes option pricing model, and stock-based compensation costs are recognized ratably, for all tranches, over the vesting period of the options and credited to Other Capital. Any consideration received by the Company in connection with the exercise of stock options is credited to Share Capital. Any Other Capital component of the stock-based compensation is transferred to Share Capital upon the issuance of shares.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the temporary differences between the carrying amounts and tax bases of the assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted and enacted tax rates expected to apply in the years in which the differences are expected to reverse.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Research and development costs

Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet generally accepted criteria for deferral, in which case, the costs are capitalized and amortized to operations over the estimated period of benefit. No costs have been deferred during any of the periods presented.

Research and development tax credits and grants

The Company’s German subsidiary is entitled to research grants from the German Federal Ministry of Education and Research. Funding is earned on qualified projects, and corresponding expenses are reimbursed at a rate of 50% of eligible base amounts.

Tax credits and grants are accounted for using the cost reduction method. Accordingly, tax credits and grants are recorded as a reduction of the related expenses or capital expenditures in the period the expenses are incurred, provided that the Company has reasonable assurance the credits or grants will be realized.

Loss per share

Basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

Diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as options and warrants. This method requires that diluted net loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

3                                         New accounting standards and pronouncements

Beginning on January 1, 2011, the Company will cease to prepare its consolidated financial statements in accordance with Canadian GAAP.  For periods beginning on January 1, 2011, the Company will apply International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as the Company’s primary basis of accounting. Consequently, the following guidance will never be applied by the Company.

Not yet adopted

In December 2009, the Emerging Issues Committee (“EIC”) of the Canadian institute of Chartered Accountants (“CICA”) issued abstract EIC-175, “Multiple Deliverable Revenue Arrangements” (“EIC-175”), which requires a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. EIC-175 also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. Given the requirement to use the relative selling price method of allocating arrangement

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

consideration, EIC-175 prohibits the use of the residual method. EIC-175 may be applied prospectively and is applicable to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011, with early adoption permitted.

4                                         Development, commercialization and license agreement

On March 4, 2009, the Company and sanofi-aventis U.S L.L.C. (“sanofi”) entered into a development, commercialization and license agreement (the “sanofi Agreement”) for the development, registration and marketing of cetrorelix in benign prostatic hyperplasia (“BPH”) for the United States market. Under the terms of the sanofi Agreement, sanofi made an upfront non-refundable license fee payment to the Company of $30,000,000. Also per the sanofi Agreement, the Company would have been entitled to receive certain payments upon achieving certain pre-established regulatory and commercial milestones as well as escalating double-digit royalties on future net sales of cetrorelix for BPH in the United States.

As with similar prior arrangements, the Company applied the provisions of the EIC’s Abstract No. 142, “Revenue Arrangements with Multiple Deliverables”, and had determined that all deliverables and performance obligations contemplated by the sanofi Agreement should be accounted for as a single unit of accounting, limited to amounts that were not contingent upon the delivery of additional items or the meeting of other specified performance conditions which were not known, probable or estimable at the time at which the sanofi Agreement was entered into.

On December 18, 2009, and following the Company’s announcement that its second Phase 3 study with cetrorelix in BPH had not reached its primary endpoint, the Company disclosed that it had received notice from sanofi to terminate the sanofi Agreement. As a result, the Company fully recognized the aforementioned upfront payment, as the culmination of the earnings process was deemed to be complete.

The sanofi Agreement also stipulated that certain development expenses incurred by the Company, including those costs associated with an open label extension study and with the establishment of a supply arrangement, were reimbursable, up to predetermined maximum amounts or limits, by sanofi. Total revenues were recognized on a gross basis and as corresponding reimbursable costs were incurred. During the year ended December 31, 2009, revenues recognized in connection with the reimbursable development activities amounted to approximately $2,135,000, and corresponding expenses totalled approximately $2,814,000 for the same period.

As a result of entering into the sanofi Agreement, the Company paid a royalty to the Tulane Educational Fund (“Tulane”) pursuant to a license agreement whereby the Company obtained licenses to use Tulane’s patents to develop, manufacture, market and distribute various compounds, including cetrorelix. This royalty, amounting to $3,000,000, was charged in full to selling expenses during the year ended December 31, 2009 as a result of sanofi’s decision to terminate the sanofi Agreement.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

5                                         Sale of Cetrotide® royalty stream

In June 2003, the Company amended certain provisions of a license and supply agreement with ARES Trading S.A. (“Merck Serono”) in which the latter was granted worldwide marketing, distribution and selling rights, except in Japan, for Cetrotide®, a compound used for in vitro fertilization (referred to as the License Agreement). Under the License Agreement, Merck Serono agreed to pay certain lump-sum payments to the Company each calendar year up to and including December 31, 2010 as well as certain variable royalties through the expiry date of the Company’s underlying patent rights.

In November 2008, the Company entered into a purchase and sale agreement (“PSA”) with Cowen Healthcare Royalty Partners L.P. (“Cowen”) relating to the Company’s rights to royalties on future sales of Cetrotide® covered by the License Agreement.

In connection with the PSA, which was effective for royalty determination purposes on October 1, 2008 and finalized in December 2008, the Company received $52,500,000 from Cowen, less certain transaction costs of $1,000,000 that had been advanced by Cowen to certain third-party firms and institutions on the Company’s behalf, resulting in net proceeds of $51,500,000. Under the terms of the PSA, the Company is entitled to an additional payment of $2,500,000 contingent on 2010 net sales of Cetrotide® reaching a specified level. This additional consideration was earned in 2010, and the corresponding amount has been recorded as royalty revenues in the accompanying consolidated statement of operations.

Per the PSA, if cetrorelix, the active compound in Cetrotide®, is approved for sale by European regulatory authorities in an indication other than in vitro fertilization, the Company has agreed to make a one-time cash payment to Cowen in an amount ranging from $5,000,000 up to a maximum of $15,000,000. The amount which may be due to Cowen will be higher in proportion to the timing of the product’s receiving European regulatory approval; that is, the earlier the product receives regulatory approval, the higher the amount payable to Cowen will be. No payment was made or became payable during 2010 or 2009.

Also per the PSA, for each calendar quarter in which a royalty rate reduction—defined as the actual reduction by Merck Serono, for any calendar quarter(s), of the rate applied in calculating variable royalties under the License Agreement, to amounts less than pre-established percentages—has occurred or is continuing, the Company will pay Cowen a quarterly make-whole payment in an amount equal to the lesser of (i) the variable royalties in respect of such quarter that would have been received by Cowen if the aforementioned royalty rate reduction had not occurred or been continuing, and (ii) the difference of $15,000,000 less Cowen’s net reduction payments, as defined. No make-whole payments were paid or became payable during 2010 or 2009.

Pursuant to the aforementioned transactions, the Company has certain obligations in the royalty arrangement, including the supply of Cetrotide® to Merck Serono, the payment of royalties to a third party under the License Agreement, overseeing Merck-Serono’s compliance with the License Agreement, cooperation in handling any adverse claims or litigation involving the License Agreement and monitoring and defending any patent or trademark infringement.

The Company has recorded the proceeds, as per the provisions of guidance now codified as the United States Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 470, Debt, as deferred revenues, which are recognizable as royalty revenues over the life of the License Agreement under the “units-of-revenue” method. Under that method, periodic royalty revenues are

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

calculated by multiplying the ratio of the remaining deferred revenue amount to the total estimated remaining royalties that Merck Serono is expected to pay to Cowen over the term of the underlying arrangement by the royalty payments due to Cowen for the period.

Transaction costs incurred in connection with the aforementioned PSA were comprised of fees charged by the investment banking institution that was engaged to monetize the royalty stream, transaction costs charged by Cowen (discussed above), legal expenses and other professional fees directly related to the consummation of the PSA. The Company has recognized and will continue to recognize royalty expenses in each period based on the transaction costs, which have been capitalized as deferred charges in the accompanying balance sheets (see note 10), in the same manner and over the same period in which the related deferred revenues are recognized as royalty revenues.

During the years ended December 31, 2010, 2009 and 2008, the Company recorded approximately $7,981,000, $5,686,000 and $1,355,000, respectively, as royalty revenues. During the years ended December 31, 2010, 2009 and 2008, the Company recorded $504,000, $522,000 and $124,000, respectively, as royalty expense, which is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

6                                         Loss on disposal of long-lived assets

On June 26, 2008, the Company sold its Quebec City building and land for a gross amount of $7,061,000. The net proceeds received amounted to $6,545,000, resulting in a loss on sale of $810,000.

In connection with the sale of the Quebec City building and land, the Company entered into a long-term lease agreement with the principal tenant of the building. As part of the agreement, the Company agreed to pay the principal tenant CAN$300,000 as an incentive and service fee. This fee is included in the additional loss on sale, and the resulting payable is non interest-bearing and is due in bi-annual instalments of CAN$30,000 through January 2013.

On March 1, 2008, the Company entered into a definitive purchase and sale agreement with respect to all rights related to the manufacture, production, distribution, marketing, sale and/or use of Impavido® (miltefosine) with Paladin Labs Inc., for an aggregate purchase price of approximately $9,200,000, payable in cash, subject to certain post-closing purchase price adjustments. The transaction, which closed on March 31, 2008, generated net cash proceeds of $8,309,000, resulting in a gain of $775,000.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

7                                         Inventory

	As at December 31,
	2010	2009
	$	$

Raw materials	1,899	2,998
Work in progress	1,412	1,417
	3,311	4,415

For the years ended December 31, 2010, 2009 and 2008, cost of sales, as presented in the accompanying consolidated statements of operations, represents almost exclusively the amount of inventory recognized as an expense during the year.

In December 2008, the Company wrote down certain inventory items, consisting predominantly of raw materials, to their estimated net realizable values. The adjustment, which amounted to approximately $726,000, was recorded as an additional cost of sales in the accompanying consolidated statement of operations.

8                                     Restricted cash

In July 2009, following a mutual agreement between landlord and tenant, in replacement of a related bank guarantee, the Company transferred approximately $866,000 to a restricted cash account in support of its long-term lease obligation in Germany (see also note 22). The fixed amount, including any interest earned thereon, is restricted for as long as the underlying lease arrangement has not expired and therefore cannot be utilized for current purposes as at December 31, 2010.

9                                         Property, plant and equipment

	As at December 31,
	2010		2009
	Cost	Accumulated depreciation	Cost	Accumulated depreciation
	$	$	$	$

Equipment	8,939	6,749	9,941	6,831
Furniture and fixtures	1,551	1,352	1,653	1,382
Computer equipment	1,738	1,672	1,851	1,678
Leasehold improvements	1,156	515	1,232	428
	13,384	10,288	14,677	10,319
Less:
Accumulated depreciation	10,288		10,319

Net amount	3,096		4,358

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Following the Company’s announcement that its second Phase 3 study with cetrorelix in BPH did not reach its primary endpoint and the subsequent termination of the sanofi Agreement, as discussed in note 4, the Company determined that certain items of property, plant and equipment, utilized exclusively in the development activities related to cetrorelix, were no longer recoverable. As a result, an impairment charge, which was determined by applying a present value model, representing the full remaining carrying value of these assets, as summarized below, was recorded as additional depreciation expense in December 2009 in the accompanying consolidated statement of operations.

$

Equipment	1,044
Furniture and fixtures	900
Total impairment charge	1,944

10                                  Deferred charges and other long-term assets

	As at December 31,
	2010	2009
	$	$

Royalty sale transaction expenses (note 5)	3,580	4,205
Other	804	528
	4,384	4,733

11                                  Intangible assets

The carrying value of the Company’s identifiable assets, consisting entirely of in-process research and development costs, patents and trademarks, is summarized below.

	As at December 31,
	2010	2009
	$	$

Historical cost	39,141	41,715
Less: accumulated amortization	24,663	24,681
	14,478	17,034

Following the Company’s announcement that its second Phase 3 study with cetrorelix in BPH did not reach its primary endpoint and the subsequent termination of the sanofi Agreement, as discussed in note 4, the Company determined that the carrying value of cetrorelix was no longer recoverable. As a result, an impairment charge, representing the full remaining carrying value of the intangible asset, or approximately $3,854,000, was recorded as additional amortization expense in December 2009 in the accompanying consolidated statement of operations.

Management also determined that ozarelix—another luteinizing hormone-releasing (“LHRH”) antagonist that, despite its different formulation, works on the same mechanism of action as cetrorelix—was impaired. Additionally, on January 27, 2010, Spectrum Pharmaceuticals, Inc. (“Spectrum”), to whom the Company

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

has granted an exclusive license to develop and commercialize ozarelix for all potential indications in all worldwide territories, excluding certain Asian markets, announced that it had terminated its development program with ozarelix in BPH. Consequently, an impairment loss of approximately $1,422,000 was recorded as part of amortization expense, and all corresponding unamortized deferred revenues related to the use of ozarelix, totalling approximately $1,606,000, were fully recognized in the 2009 consolidated statement of operations.

In June 2008, Ardana Bioscience Ltd. (“Ardana”), to whom the Company had granted an exclusive license for the development and commercialization of teverelix, an LHRH antagonist, communicated that it was entering into voluntary administration, and, consequently, clinical studies and future development efforts were suspended. The Company subsequently terminated the aforementioned agreement, upon which the cash recoverability of teverelix exclusively had depended. Given these facts, the Company determined that teverelix was impaired, and consequently, an impairment charge to amortize the full remaining carrying value of the intangible asset, or approximately $2,362,000, was recorded as additional amortization expense in the 2008 consolidated statement of operations, and the asset was written off. Additionally, the remaining balance of deferred revenues related to the use of teverelix, amounting to approximately $1,047,000, was fully recognized in the 2008 consolidated statement of operations.

Expected amortization expense for intangible assets, excluding any potential impairment charges, for each of the next five fiscal years is shown below.

$

2011	1,505
2012	1,505
2013	1,505
2014	1,189
2015	1,178

12                                  Goodwill

The change in the carrying value is as follows:

$

Balance as at December 31, 2008	10,083

Impact of foreign exchange rate changes	163

Balance as at December 31, 2009	10,246

Impact of foreign exchange rate changes	(632)

Balance as at December 31, 2010	9,614

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

13                                  Accounts payable and accrued liabilities

	As at December 31,
	2010	2009
	$	$

Trade payables	6,388	8,152
Salaries and employee benefits	1,427	587
Other accrued liabilities	1,567	3,180
	9,382	11,919

14                                  Employee future benefits

The Company’s subsidiary in Germany provides unfunded defined benefit pension plans and unfunded postemployment benefit plans for some groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.

The following table provides a reconciliation of the changes in the aforementioned plans’ accrued benefit obligations:

	Pension benefit plans			Other benefit plans
	2010	2009	2008	2010	2009	2008
	$	$	$	$	$	$

Obligation — Beginning of year	10,768	9,177	8,390	872	915	794

Current service cost	217	205	216	51	51	47
Interest cost	546	507	473	44	50	44
Actuarial (gain) loss	(191)	773	544	(4)	(19)	230
Benefits paid	(173)	(102)	(89)	(84)	(140)	(163)
Effect of foreign currency exchange rate changes	(668)	208	(357)	(54)	15	(37)

Obligation — End of year	10,499	10,768	9,177	825	872	915

Expenses recognized	572	1,485	1,233	91	82	321

The significant actuarial assumptions adopted to determine the Company’s accrued benefit obligations are as follows:

	Pension benefit plans			Other benefit plans
Actuarial assumptions	2010	2009	2008	2010	2009	2008
	%	%	%	%	%	%

Discount rate for expenses	5.10	5.30	5.60	5.10	5.30	5.60
Discount rate for liabilities	5.10	5.30	5.60	5.10	5.30	5.60
Pension benefits increase	2.00	2.00	2.00	2.00	2.00	2.00
Rate of compensation increase	2.75 to 3.75	2.75	2.75 to 3.75	2.75	2.75	2.75

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The last actuarial reports give effect to the pension and postemployment benefit obligations as at December 31, 2010. The next actuarial reports are planned for December, 2011.

In accordance with the assumptions used as at December 31, 2010, the future benefits expected to be paid can be presented as follows:

$

2011	341
2012	471
2013	493
2014	505
2015	558
2016 through 2020	3,063
5,431

Cash required in the next year to fund the plans will approximate the amount of expected benefits.

Total expenses for the Company’s defined contribution plan in its German subsidiary amounted to approximately $257,260 for the year ended December 31, 2010 ($334,400 for 2009 and $344,237 in 2008).

15                                  Share capital

The Company has authorized an unlimited number of common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class.

Common shares issued in connection with registered direct offerings

a)            April 20, 2010 registered direct offering

On April 20, 2010, the Company completed a registered direct offering of 11,111,111 units, with each unit consisting of one common share and a warrant to purchase 0.40 of a common share, at a price of $1.35 per unit (the “April 2010 Offering”). Total proceeds raised upon completion of the April 2010 Offering amounted to $15,000,000, less cash transaction costs of approximately $1,315,000. The securities described above were offered by the Company pursuant to a shelf prospectus dated March 12, 2010 and a prospectus supplement dated April 15, 2010.

The Company granted warrants (the “April 2010 Investor Warrants”) to the investors who participated in the April 2010 Offering. Each April 2010 Investor Warrant entitles the holder to purchase 0.40 of a common share at an exercise price of $1.50 per share. The April 2010 Investor Warrants are exercisable between October 20, 2010 and October 20, 2015, and, upon complete exercise, would result in the issuance of an aggregate of 4,444,444 common shares.

The Company estimated the fair value attributable to the April 2010 Investor Warrants of $3,639,815 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 2.56%, expected volatility of 87.3%, an

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

expected term of 5 years, a dividend yield of 0.0% and an issue-date market share price of $1.24. Transaction costs allocated to the April 2010 Investor Warrants amounted to approximately $309,000.

b)            June 21, 2010 registered direct offering

On June 21, 2010, the Company completed a registered direct offering of 8,805,964 units, with each unit consisting of one common share and a warrant to purchase 0.50 of a common share, at a price of $1.3725 per unit (the “June 2010 Offering”). Total proceeds raised upon completion of the June 2010 Offering amounted to $12,086,186, less cash transaction costs of approximately $783,000. The securities described above were offered by the Company pursuant to a shelf prospectus dated March 12, 2010 and a prospectus supplement dated June 15, 2010.

The Company granted warrants (the “June 2010 Investor Warrants”) to the investors who participated in the June 2010 Offering. Each June 2010 Investor Warrant entitles the holder to purchase a common share at an exercise price of $1.3725 per share. The June 2010 Investor Warrants are exercisable between June 21, 2010 and June 21, 2015, and, upon complete exercise, would result in the issuance of an aggregate of 4,402,982 common shares.

The Company estimated the fair value attributable to the June 2010 Investor Warrants of $3,502,572 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 2.05%, expected volatility of 89.3%, an expected term of 5 years, a dividend yield of 0.0% and an issue-date market share price of $1.18. Transaction costs allocated to the June 2010 Investor Warrants amounted to approximately $223,000.

The Company also granted warrants (the “June 2010 Compensation Warrants”) to the sole placement agent (and to certain of its designated representatives) engaged in connection with the June 2010 Offering.  Each June 2010 Compensation Warrant entitles the holder to purchase a common share at an exercise price of $1.7156 per share. The June 2010 Compensation Warrants are exercisable between June 15, 2010 and June 15, 2015, and, upon complete exercise, would result in the issuance of 264,178 common shares.

The Company estimated the fair value attributable to the June 2010 Compensation Warrants of $198,609 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied:  a risk-free annual interest rate of 2.04%, expected volatility of 89.4%, an expected term of 5 years, a dividend yield of 0.0% and an issue-date market share price of $1.18. The initial fair value of the June 2010 Compensation Warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the June 2010 Offering.

c)             June 23, 2009 registered direct offering

On June 23, 2009, the Company completed a registered direct offering of 5,319,149 units, with each unit consisting of one common share and a warrant to purchase 0.35 of a common share at a price of $1.88 per unit (the “June 2009 Offering”). Total proceeds raised through the June 2009 Offering amounted to $10,000,000, less cash and non-cash transaction costs of $1,554,000. The purchasers in this offering were comprised of institutional investors, and the securities described above were offered by the Company pursuant to a shelf prospectus dated September 27, 2007 and a prospectus supplement dated June 18, 2009.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company granted a total of 5,319,149 warrants (the “June 2009 Investor Warrants”) to the institutional investors who participated in the June 2009 Offering. Each June 2009 Investor Warrant entitles the holder to purchase 0.35 of a common share at an exercise price of $2.06 per share. The June 2009 Investor Warrants are exercisable between September 23, 2009 and December 23, 2011, and, upon complete exercise, would result in the issuance of an aggregate of 1,861,702 common shares of the Company.

The Company estimated the fair value attributable to the June 2009 Investor Warrants of $1,620,998 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.74%, expected volatility of 90.6%, an expected term of 2.5 years, dividend yield of 0.0% and an issue-date market share price of $1.75. Transaction costs allocated to the June 2009 Investor Warrants amounted to approximately $247,000.

The Company granted a total of 820,668 warrants (the “June 2009 Compensation Warrants”) to the sole placement agent and its designated representatives engaged in connection with the June 2009 Offering.  Each June 2009 Compensation Warrant entitles the holder to purchase 0.35 of a common share at an exercise price of $2.35 per share. The June 2009 Compensation Warrants are exercisable between December 23, 2009 and December 23, 2011, and, upon complete exercise, would result in the issuance of 287,234 common shares of the Company.

The Company estimated the fair value attributable to the June 2009 Compensation Warrants of $234,251 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.74%, expected volatility of 90.6%, an expected term of 2.5 years, an expected dividend yield of 0.0% and an issue-date market share price of $1.75. The initial fair value of the June 2009 Compensation Warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the June 2009 Offering.

d)            October 23, 2009 registered direct offering

On October 23, 2009, the Company completed a registered direct offering of 4,583,335 units, with each unit consisting of one common share and a warrant to purchase 0.40 of a common share, at a price of $1.20 per unit (the “October 2009 Offering”). Total proceeds raised through the October 2009 Offering amounted to $5,500,002, less cash transaction costs of approximately $410,000. The purchasers in this offering were new and existing institutional investors, and the securities described above were offered by the Company pursuant to a shelf prospectus dated September 27, 2007 and a prospectus supplement dated October 19, 2009.

The Company granted a total of 4,583,335 warrants (the “October 2009 Investor Warrants”) to the institutional investors who participated in the October 2009 Offering. Each October 2009 Investor Warrant entitles the holder to purchase 0.40 of a common share at an exercise price of $1.25 per share. The October 2009 Investor Warrants are exercisable between October 23, 2009 and October 23, 2014, and, upon complete exercise, would result in the issuance of an aggregate of 1,833,334 common shares.

The Company estimated the fair value attributable to the October 2009 Investor Warrants of $1,302,259 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 2.46%, expected volatility of 84.3%, an expected term of 5 years, dividend yield of 0.0% and an issue-date market share price of $1.09. Transaction costs allocated to the October 2009 Investor Warrants amounted to approximately $97,000.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company granted a total of 320,832 warrants (the “October 2009 Compensation Warrants”) to the sole placement agent engaged in connection with the October 2009 Offering. Each October 2009 Compensation Warrant entitles the holder to purchase 0.40 of a common share at an exercise price of $1.50 per share. The October 2009 Compensation Warrants are exercisable between April 23, 2010 and October 23, 2012, and, upon complete exercise, would result in the issuance of 128,333 common shares.

The Company estimated the fair value attributable to the October 2009 Compensation Warrants of $86,653 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied:  a risk-free annual interest rate of 1.57%, expected volatility of 103.4%, an expected term of 3 years, dividend yield of 0.0% and an issue-date market share price of $1.09. The initial fair value of the October 2009 Compensation Warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the October 2009 Offering.

The terms of all aforementioned warrants are substantially the same, with the exception of the exercise price and contractual period of exercise, as discussed above. In particular, all warrants may be exercised, at the option of the holder, by cash payment of the exercise price or, upon the existence of certain conditions, by “cashless exercise”, which means that in lieu of paying the aggregate exercise price for the shares being purchased upon exercise of the warrants in cash, the holder would receive the number of shares underlying the warrants equal to the quotient obtained by applying a formula, as defined by the terms of each warrant. The Company will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

The exercise price and number of common shares issuable on exercise of all outstanding warrants may be adjusted in certain circumstances, including stock dividends or splits, subsequent rights offerings, pro-rata distributions and pursuant to transactions involving the merger or consolidation of the Company with another entity or other Fundamental Transaction, as defined in the warrants.

Additionally, and notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction, as defined in the warrants, the Company or any successor entity shall, at the Company’s option, have the right to require the holders thereof to exercise the warrants, or, at the holder’s option, purchase the warrants from the holders by paying the holders an amount of cash equivalent to the Black-Scholes value, as defined, of the remaining unexercised portion of the warrants on the date of the consummation of an aforementioned Fundamental Transaction.

The Black-Scholes pricing model uses “Level 2” inputs in calculating fair value, as defined by CICA Handbook Section 3862, which establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Level 2 inputs are those which are either directly or indirectly observable as of the reporting date and include financial instruments that are valued using models or other valuation methodologies, such as the Black-Scholes pricing model.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Share purchase warrants

A summary of the activity related to the Company’s share purchase warrants for the years ended December 31, 2010 and 2009 is provided below.

	Years ended December 31,
	2010		2009
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance — Beginning of year	4,110,603	1.70	—	—
Granted	9,111,604	1.44	4,110,603	1.70
Exercised	(298,817)	1.32	—	—
Balance — End of year	12,923,390	1.53	4,110,603	1.70

Share purchase warrants exercisable — End of year	12,923,390	1.53	3,982,270	1.71

The following table summarizes the share purchase warrants outstanding and exercisable as at December 31, 2010:

	Warrants outstanding and currently exercisable
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Global intrinsic value

1.25	1,716,667	3.81	807
1.37	4,220,832	4.47	1,477
1.50	4,572,777	4.72	1,006
1.72	264,178	4.45	—
2.06	1,861,702	0.98	—
2.35	287,234	0.98	—

	12,923,390	3.89	3,290

Shareholder rights plan

Effective March 29, 2010, the Company adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan was approved by the Board of Directors on March 22, 2010 and ratified on May 13, 2010 by the Company’s shareholders. The rights issued to the shareholders under the Rights Plan will be exercisable, under certain conditions, only when a person or entity, including related parties, acquires or announces his/her or its intention to acquire more than twenty (20) percent of the outstanding common shares of the Company (as such shares may be redesignated or reclassified) without complying with the “permitted bid” provisions of the Rights Plan or without approval of the Company’s Board of Directors. Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

acquisition together with any related parties, to purchase common shares of the Company at a fifty (50) percent discount to the market price of the Company’s shares at that time.

Stock option plan

In December 1995, the Company’s Board of Directors adopted a stock option plan (the “Stock Option Plan”) for its directors, senior executives, employees and other collaborators who provide services to the Company. The total number of common shares that may be issued under the Stock Option Plan cannot exceed 11.4% of the total number of issued and outstanding common shares at any given time.

Options granted under the Stock Option Plan expire after a maximum period of ten years following the date of grant. Options granted under the Stock Option Plan generally vest over a three-year period. However, 883,525 of the options granted in 2010 and 1,288,422 of the options granted in 2009 vest over a period of 18 months.

The following tables summarize the activity under the Stock Option Plan.

Canadian dollar denominated awards

	Years ended December 31,
	2010		2009		2008
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)

Balance — Beginning of year	5,920,588	2.72	4,490,759	3.28	4,136,092	3.83
Granted	1,088,525	1.51	1,448,422	0.95	735,000	0.59
Exercised	(124,068)	0.90	—	—	—	—
Forfeited	(74,699)	0.95	(15,000)	0.55	(165,000)	3.41
Expired	(251,667)	3.22	(3,593)	1.73	(215,333)	4.51

Balance — End of year	6,558,679	2.55	5,920,588	2.72	4,490,759	3.28

Options exercisable — End of year	4,802,382	3.04	3,898,844	3.66	3,462,441	3.91

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Options outstanding as at December 31, 2010
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)	Global intrinsic value (CAN$)

0.55 to 0.95	1,943,988	8.56	0.82	1,744
0.96 to 1.72	1,063,525	9.15	1.50	234
1.73 to 1.82	969,500	4.19	1.77	—
1.83 to 3.54	782,500	3.20	3.23	—
3.55 to 4.92	775,333	2.98	4.08	—
4.93 to 8.88	1,023,833	2.70	6.00	—

	6,558,679	5.80	2.55	1,978

	Options exercisable as at December 31, 2010
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)	Global intrinsic value (CAN$)

0.55 to 0.95	1,222,882	8.54	0.82	1,106
0.96 to 1.72	53,334	4.72	1.39	18
1.73 to 1.82	944,500	4.05	1.77	—
1.83 to 3.54	782,500	3.20	3.23	—
3.55 to 4.92	775,333	2.98	4.08	—
4.93 to 8.88	1,023,833	2.70	6.00	—

	4,802,382	4.60	3.04	1,124

US dollar denominated awards

	Years ended December 31,
	2010		2009		2008
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance — Beginning of year	293,334	2.83	313,334	2.76	870,000	2.79
Forfeited	—	—	(20,000)	1.78	(556,666)	2.80
Balance — End of year	293,334	2.83	293,334	2.83	313,334	2.76

Options exercisable — End of year	293,334	2.83	233,336	2.93	176,669	3.08

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Options outstanding and currently exercisable
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Global intrinsic value (US$)

1.82 to 1.87	115,000	6.94	1.82	—
1.88 to 3.96	178,334	6.33	3.48	—

	293,334	6.57	2.83	—

As at December 31, 2010, the total compensation cost related to unvested stock options not yet recognized amounted to $1,320,958 ($853,924 in 2009). This amount is expected to be recognized over a weighted average period of 1.48 years (1.44 years in 2009).

The Company settles stock options exercised through the issuance of common shares from treasury.

Fair value input assumptions

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine stock-based compensation costs over the life of the awards.

	Years ended December 31,
	2010		2009		2008

Expected dividend yield (a)	0.0%		0.0%		0.0%
Expected volatility (b)	78.7%		130.9%		60.0%
Risk-free annual interest rate (c)	3.1%		1.2%		1.98%
Expected life (years) (d)	9.26		1.50		3.04
Weighted average grant date fair value	CAN$	1.20	CAN$	0.55	CAN$	0.25

(a)          The Company has not paid dividends nor intends to pay dividends in the foreseeable future.

(b)         Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.

(c)          Based on Canadian Government Bond interest rates with a term that is consistent with the expected life of the stock options.

(d)         Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behaviour.

The Black-Scholes pricing model referred above uses “Level 2” inputs in calculating fair value, as defined by CICA Handbook Section 1862, except for certain options granted in 2009 and 2010, to which the Company estimated the expected life using a “Level 3” input.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

16                                  Supplemental disclosure of cash flow information

	Years ended December 31,
	2010	2009	2008
	$	$	$
Changes in operating assets and liabilities
Accounts receivable	(2,029)	1,098	4,353
Inventory	896	(864)	1,171
Prepaid expenses and other current assets	(3,344)	(14,478)	(10,234)
Deferred charges and other long-term assets	(315)	(472)	(4,689)
Accounts payable and accrued liabilities	(2,104)	(1,969)	(1,089)
Other long-term liabilities	109	66	—
Income taxes	(900)	123	775
Deferred revenues	—	—	58,058

	(7,687)	(16,496)	48,345

17                                  Income taxes

The reconciliation of the combined Canadian federal and Quebec provincial income tax rate to the income tax expense is provided below:

	Years ended December 31,
	2010	2009	2008

Combined federal and provincial statutory income tax rate	29.9%	30.9%	30.9%

	Years ended December 31,
	2010	2009	2008
	$	$	$
Income tax recovery based on statutory income tax rate	6,942	7,640	18,120
Change in valuation allowance	(8,426)	(9,959)	(17,554)
Permanent difference attributable to the use of local currency for tax reporting	1,341	1,727	—
Minimum tax attributable to German subsidiary	—	—	(1,175)
Stock-based compensation costs	(265)	(85)	(112)
Share issue expenses not affecting earnings	606	354	—
Difference in statutory income tax rate of foreign subsidiaries	425	222	576
Permanent difference attributable to unrealized foreign exchange gain/loss	(159)	(291)	494
Change in enacted rates used	(280)	(89)	(985)
Expiry of loss carryforwards	(164)	—	—
Other	(20)	481	(539)

	—	—	(1,175)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Income tax expense for the year ended December 31, 2008 is entirely foreign in nature and represents current taxation.

Loss before income taxes

Loss before income taxes is attributable to the Company’s tax jurisdictions as follows:

	Years ended December 31,
	2010	2009	2008
	$	$	$

Germany	(20,950)	(20,335)	(52,730)
Canada	(2,191)	(4,200)	(5,103)
United States	(77)	(189)	(809)

	(23,218)	(24,724)	(58,642)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Significant components of future income tax assets and liabilities are as follows:

	As at December 31,
	2010	2009
	$	$
Future income tax assets
Current
Deferred revenues	65	713
Inventory	352	73
Other	9	108

	426	894

Long-term
Operating losses carried forward	35,275	27,461
Intangible assets	10,825	12,328
Research and development costs	11,103	10,484
Employee future benefits	1,167	1,014
Property, plant and equipment	1,237	702
Share issue expenses	715	374
Other	138	—

	60,460	52,363

Valuation allowance	(58,125)	(50,350)

	2,335	2,013

	2,761	2,907

Future income tax liabilities
Current
Prepaid expenses and other current assets	—	175
Other	292	—

	292	175

Long-term
Deferred charges and other long-term assets	1,143	1,343
Deferred revenues	1,083	1,089
Property, plant and equipment	243	262
Other	—	38

	2,469	2,732

	2,761	2,907

Future income tax assets (liabilities), net	—	—

As at December 31, 2010, the Company has estimated non-refundable research and development tax credits of approximately $7,158,000 which can be carried forward to reduce Canadian federal income taxes payable and which expire at dates ranging from 2021 to 2030. No tax benefit has been accounted for in connection with those credits.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

As at December 31, 2010, the Company had available operating losses in Canada, expiring as follows:

	Canada
	Federal	Provincial
	$	$

2014	9,768	—
2015	6,913	32
2028	12,339	11,437
2029	6,667	6,642
2030	5,712	5,691

	41,399	23,802

Furthermore, the Company has available operating losses in Germany, amounting to approximately $80,924,000, for which there is no expiry date, as well as in the United States, totalling $896,772 and expiring as follows:

United States
$

2027	123
2028	596
2029	178

897

The operating loss carryforwards and the tax credits claimed are subject to review, and potential adjustment, by tax authorities.

18                                  Segment information

The Company operates in one single operating segment, being the biopharmaceutical segment.

Information by geographic region

Revenues by geographic region are detailed as follows:

	Years ended December 31,
	2010	2009	2008
	$	$	$

United States	9,902	41,434	2,987
Europe
Switzerland	15,907	12,728	24,928
United Kingdom	13	35	3,823
Other	126	743	874
Japan	1,684	4,717	4,029
Other	71	3,580	1,837

	27,703	63,237	38,478

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Revenues have been allocated to geographic regions based on the country of residence of the Company’s customers or partners.

Companies representing 10% or more of the Company’s revenues in any of the last three fiscal years are as follows:

	Years ended December 31,
	2010	2009	2008
	%	%	%

Company 1	58	21	66
Company 2	29	9	—
Company 3	1	54	—
Company 4	—	—	10

Net long-lived assets by geographic region are detailed as follows:

	As at December 31,
	2010	2009
	$	$

Germany	26,758	31,016
United States	381	551
Canada	49	71

	27,188	31,638

Long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

19                                  Loss per share

The following table sets forth data relating to the computation of basic and diluted net loss per share.

	Years ended December 31,
	2010	2009	2008
	$	$	$

Net loss	(23,218)	(24,724)	(59,817)

Basic weighted average number of shares outstanding	75,659,410	56,864,484	53,187,470

Dilutive effect of stock options	326,478	310,556	18,315

Diluted weighted average number of shares outstanding	75,985,888	57,175,040	53,205,785

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Warrants (number of equivalent shares)	12,923,390	4,110,603	—
Stock options	4,999,656	5,493,922	4,069,093
	17,923,046	9,604,525	4,069,093

For the years ended December 31, 2010, 2009 and 2008, diluted net loss per share was the same as basic net loss per share, since the effect of the assumed exercise of stock options and warrants (2010 and 2009 only) to purchase common shares is anti-dilutive. Accordingly, diluted net loss per share for these years was calculated using the basic weighted average number of shares outstanding.

20                                  Capital disclosures

The Company’s objective in managing capital, composed of shareholders’ equity and cash and cash equivalents, is to ensure sufficient liquidity to fund research and development activities, general and administrative expenses, working capital and capital expenditures.

The Company has endeavoured to optimize its liquidity needs by non-dilutive sources, including the sale of non-core assets and rights to future royalties, investment tax credits and grants, interest income, licensing, service and royalties. More recently, however, the Company has raised additional capital via the registered direct offerings discussed in note 15.

The capital management objective of the Company remains the same as that of previous years. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development pipeline.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

21                                  Financial instruments and financial risk management

Fair value

The Company has established the following classifications for its financial instruments in accordance with CICA Handbook Section 3862:

•                  cash and cash equivalents, short-term investment and restricted cash are classified under “Assets Held for Trading”;

•                  accounts receivable are classified under “Loans and Receivables”; and

•                  accounts payable and accrued liabilities, long-term payable and other long-term liability are classified under “Other Financial Liabilities”.

The carrying values of all of the aforementioned financial instruments, excluding cash and cash equivalents, short-term investment and restricted cash, which are stated at fair value, approximate their fair values due to their short-term maturity or to the prevailing interest rates of these instruments, which are comparable to those of the market.

Fair value for the Company’s financial instruments was established pursuant to the provisions of Section 3862, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in Section 3862 are:

Level 1 —           Unadjusted quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 —           Quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —         Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The following table sets forth the Company’s financial assets subject to fair value measurements as at December 31, 2010:

	Level 1	Level 2	Level 3
	$	$	$

Cash	12,922	—	—
Cash equivalents	—	19,076	—
Short-term investment	—	1,934	—
Restricted cash	—	827	—
	12,922	21,837	—

The short-term investment presented above consists of shares of a publicly held company.  The underlying shares are restricted for resale until May 5, 2011.

Financial risk management

Disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks, are presented below.

a)            Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors its credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in actual loss.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. Cash and cash equivalents and restricted cash balances are maintained with high-credit quality financial institutions. Also, no accounts receivable balance due to the Company that is past due as at December 31, 2010 is significant. Consequently, management considers the risk of non-performance related to cash and cash equivalents, restricted cash and accounts receivable to be minimal.

b)            Foreign Currency risk

Since the Company operates internationally, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. Fluctuations in the US dollar (“US$”) and the EUR exchange rates could have a potentially significant impact on the Company’s results of operations. The following variations are reasonably possible over a 12-month period:

•                  Foreign exchange rate variation of -5% (depreciation of the EUR) and +5%
(appreciation of the EUR) against the US$, from a period-end rate of EUR1.00 = US$1.3391.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

If these variations were to occur, the impact on the Company’s consolidated net loss for each category of financial instruments held at December 31, 2010 would be as follows:

	Carrying	Balances denominated in US$
	amount	-5%	+5%
	$	$	$
Assets
Cash and cash equivalents	29,555	1,478	(1,478)
Total impact on consolidated net loss - (increase)/decrease		1,478	(1,478)

c)             Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 20. The Company also manages liquidity risk by continuously monitoring actual and projected cash flows, as discussed in note 2. The Board of Directors reviews and approves the Company’s operating and capital budgets and reviews any material transactions outside of the normal course of business.

The Company’s investment policy ensures the safety and preservation of its principal, as outlined above, to ensure the Company’s liquidity needs are met.

d)            Financial liabilities as at December 31, 2010

	Carrying Amount	2011	2012-2013	After 2013
	$	$	$	$

Accounts payable and accrued liabilities	9,382	9,382	—	—
Long-term payable	150	60	90	—
Other long-term liabilities	182	—	—	182
	9,714	9,442	90	182

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

22                                  Commitments, contingencies and guarantee

In addition to the long-term payable discussed in note 6, the Company is committed to various operating leases for its premises plus service and manufacturing contracts, with payments expected as follows:

	Minimum Lease Commitments	Service & Manufacturing Commitments	Total Commitments
	$	$	$

2011	2,150	9,167	11,317
2012	1,926	5,163	7,089
2013	1,883	3,557	5,440
2014	1,818	—	1,818
2015	1,824	—	1,824
Thereafter	796	—	796
	10,397	17,887	28,284

As discussed in note 5, in connection with the PSA entered into with Cowen, the Company has agreed to make a one-time cash payment to Cowen in the event that cetrorelix is approved for sale by European regulatory authorities in an indication other than in vitro fertilization. Such a payment, which is not probable or reasonably estimable as at December 31, 2010, could range from $5,000,000 to a maximum of $15,000,000. Also as discussed in note 5, the Company could also be required to pay Cowen a quarterly make-whole payment.

Rent expense for operating leases, which may have escalating rentals over the term of the lease, are recorded on a straight-line basis over the term of the lease. The rent expense under the operating leases for the periods ended December 31, 2010, 2009 and 2008 was approximately $1,899,000, $2,133,000 and $1,700,647, respectively.

In October 2007, the Company entered into a $100,000 letter of credit agreement in favour of its landlord in the United States with respect to the Company’s long-term lease obligation. In August 2009, the amount of the letter of credit was reduced to $75,000, as per the original landlord-tenant agreement, and is payable to the landlord in the event that the Company fails to perform any of its obligations under the related lease agreement.

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations, employee-related and other matters. No contingent liabilities have been accrued as at December 31, 2010 or 2009, nor are there any known disputes pending against the Company that could significantly impact the Company’s consolidated financial statements.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

23                                  Comparative figures

To conform to the presentation adopted in the current year, certain amounts from the prior year have been reclassified.

24                                  Subsequent events

On February 22, 2011, the Company entered into an ATM sales agreement, under which the Company may, at its discretion, from time to time during the 24-month term of the agreement, sell up to a maximum of 12,500,000 of its common shares through ATM issuances on the Nasdaq Stock Market for aggregate gross proceeds not to exceed $19,750,831, being the amount remaining available for distribution, as at February 22, 2011, under the Company’s current registration statement on Form F-3. The common shares will be sold at market prices prevailing at the time of a sale of the common shares, and, as a result, prices may vary.

On March 10, 2011, the Company issued 1,663,064 common shares in connection with the aforementioned ATM agreement, for gross proceeds of approximately $3,240,000.

On March 8, 2011, the Company entered into an agreement with Yakult Honsha Co. Ltd. (“Yakult”) for the development, manufacture and commercialization of perifosine in all human uses, excluding leishmaniasis, in Japan. Under the terms of this agreement, Yakult will make an initial non-refundable upfront payment to the Company of €6,000,000 (approximately $8,300,000).  Also per the agreement, the Company will be entitled to receive up to a total of €44,000,000 (approximately $60,900,000) upon achieving certain pre-established milestones, including clinical and regulatory events in Japan. Furthermore, the Company will be entitled to receive double-digit royalties on future net sales of perifosine in the Japanese market.

25                                  Differences between Canadian and US GAAP

The Company is required to reconcile its financial statements for significant measurement differences between Canadian GAAP and US GAAP, as well as provide additional significant disclosures required under US GAAP and Regulation S-X of the Securities and Exchange Commission in the United States (“SEC”). As such, presented below are the significant quantitative differences between Canadian and US GAAP, as well as other significant disclosures required under US GAAP and Regulation S-X of the SEC, not already provided in the accompanying consolidated financial statements and notes thereto.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The following summary sets out the material adjustments to the Company’s reported net loss, net loss per share and shareholders’ equity that would be made to conform with US GAAP:

Reconciliation of net loss to US GAAP

	Years ended December 31,
	2010	2009	2008
	$	$	$

Net loss under Canadian GAAP	(23,218)	(24,724)	(59,817)
Variation in warrant liability, including amortization of transaction costs (a)	(6,370)	1,557	—
Amortization of in-process research and development costs (b)	423	6,373	3,747
Net loss under US GAAP	(29,165)	(16,794)	(56,070)

Net loss per share
Basic and diluted	(0.39)	(0.30)	(1.05)
Weighted average number of shares (note 19) under US GAAP
Basic and diluted	75,659,410	56,864,484	53,187,470

Reconciliation of shareholders’ equity to conform to US GAAP

The following summary sets out the significant differences between the Company’s reported shareholders’ equity under Canadian GAAP as compared to US GAAP.

	As at December 31, 2010	As at December 31, 2009
	$	$

Shareholders’ equity in accordance with Canadian GAAP	12,439	9,226
Net impact of liability accounting for warrants (a)	(14,367)	(1,351)
In-process research and development costs (b)	(1,721)	(2,146)

Shareholders’ (deficiency) equity in accordance with US GAAP	(3,649)	5,729

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Balance sheets

The following table summarizes the significant differences between relevant balance sheet items under Canadian GAAP as compared to US GAAP.

	As at December 31, 2010			As at December 31, 2009
	As Reported	US GAAP		As Reported	US GAAP
	$	$		$	$
Warrant liability, long-term and short-term portions (a)	—	14,367	*	—	1,351
Intangible assets (b)	14,478	12,757		17,034	14,888

*Of which $955 would be presented as a short-term liability.

(a)          Warrants

In connection with the registered direct offerings that were completed in April and June 2010 and in June and October 2009, as discussed in note 15, the Company issued warrants to purchase common shares to the institutional investors who participated in the offerings and, as part of most, but not all, of these offerings, to the sole placement agent and its designated representatives.

Under Canadian GAAP, the Company has classified and is accounting for all of its outstanding common share purchase warrants as equity, on the basis that these warrants do not embody a contractual obligation on the Company to deliver cash or another financial asset to the holder of these warrants. The conditional written put option that arises upon the occurrence of a Fundamental Transaction, as defined in all outstanding warrants and including a change in control, was not considered to be probable under the CICA’s Emerging Issues Committee Abstract No. 70, Presentation of a Financial Instrument Labelled as a Share When a Future Event or Circumstance May Affect the Issuer’s Obligations. Under US GAAP, the Company has determined that the common share purchase warrants are within the scope the FASB’s ASC Topic 480, Distinguishing Liabilities from Equity (“Topic 480”), and as such has classified and is accounting for these instruments as a liability. Topic 480 states that financial instruments which contain a written put option, even if that repurchase feature is conditional on a defined contingency, should be classified as a liability if such contingency ultimately could result in the transfer of assets by the issuer.

The total warrant liability would, for US GAAP purposes, be carried at fair value, and any changes in fair value would be reflected within other income (expenses) in the consolidated statement of operations. There were no common share purchase warrants issued or outstanding during 2008.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The table presented below shows the assumptions applied to the Black-Scholes pricing model in order to determine the fair value of warrants outstanding as at December 31, 2010.

	June 2009 Investor Warrants	June 2009 Compensation Warrants	October 2009 Investor Warrants	October 2009 Compensation Warrants	April 2010 Investor Warrants	June 2010 Investor Warrants	June 2010 Compensation Warrants
Number of equivalent shares	1,861,702	287,234	1,716,667	128,333	4,444,444	4,220,832	264,178
Market-value per share price	$1.72	$1.72	$1.72	$1.72	$1.72	$1.72	$1.72
Exercise price	$2.06	$2.35	$1.25	$1.50	$1.50	$1.37	$1.72
Risk-free annual interest rate	0.29%	0.29%	1.43%	0.56%	1.91%	1.75%	1.74%
Expected volatility	83.0%	83.0%	99.3%	113.0%	92.2%	94.6%	94.7%
Expected life (years)	1.0	1.0	3.8	1.8	4.8	4.5	4.5
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in ASC Topic 820, Fair Value Measurements and Disclosures (“Topic 820”), which establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Level 2 inputs are those which are either directly or indirectly observable as of the reporting date and include financial instruments that are valued using models or other valuation methodologies, such as the Black-Scholes pricing model.

(b)        Research and development costs

Under US GAAP, prior to the issuance of ASC Topic 805, Business Combinations, in-process research and development acquired in a business combination is written off at the time of acquisition.

Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over its estimated useful life.

Statements of cash flows

For each of the years ended December 31, 2010, 2009 and 2008, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to US GAAP.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

New accounting standards and pronouncements

a)              Adopted in 2010

ASC Topic 810, Consolidation (“Topic 810”)

In June 2009, the FASB amended the consolidation guidance in Topic 810 for variable-interest entities. Amendments include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity and changes to when it is necessary to reassess who should consolidate a variable-interest entity. This guidance is effective for years beginning after November 15, 2009, for interim periods within those years, and for interim and annual reporting periods thereafter. The Company adopted this guidance on January 1, 2010, and there has been no impact on the Company’s consolidated financial statements.

ASC Topic 860, Transfers and Servicing (“Topic 860”)

In June 2009, the FASB amended Topic 860 to remove the concept of a qualifying special-purpose entity and the exception from applying Topic 810 to qualifying special-purpose entities. This guidance contained in Topic 860 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Topic 860 must be applied to transfers occurring on or after the effective date. The Company adopted this guidance on January 1, 2010, and there has been no impact on the Company’s consolidated financial statements.

Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU 2010-06”)

The FASB recently issued ASU 2010-06 to enhance the usefulness of fair value measurements. The amended guidance requires both the disaggregation of information in certain existing disclosures, as well as the inclusion of more robust disclosures about valuation techniques and inputs to recurring and nonrecurring fair value measurements. ASU 2010-06 amends the disclosures about fair value measurements in Topic 820 and is effective for interim and annual reporting periods beginning after December 15, 2009, except for disaggregation requirements for the reconciliation disclosure of Level 3 measurements, which is effective for fiscal years beginning after December 15, 2010 and for interim periods within those years. The Company adopted this guidance on January 1, 2010, and there has been no impact on the Company’s consolidated financial statements.

b)              Future accounting changes

As discussed in note 3, beginning on January 1, 2011, the Company will cease to prepare its consolidated financial statements in accordance with Canadian GAAP and instead will apply IFRS as issued by the IASB as the Company’s primary basis of accounting.  Additionally, the Company will cease to reconcile its financial statements to US GAAP for periods beginning on January 1, 2011. As a result, the following guidance will never be applied by the Company.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

ASC Topic 605, Revenue Recognition (“Topic 605”)

In October 2009, the FASB amended Topic 605 to include a consensus ratified by the FASB’s Emerging Issues Task Force relating to multiple-deliverable revenue arrangements. These amendments significantly change certain guidance pertaining to revenue arrangements with multiple deliverables and modify the separation criteria of Topic 605 by eliminating the criterion for objective and reliable evidence of fair value for the undelivered products or services. The amendments also eliminate the use of the residual method of allocation and require instead that arrangement consideration be allocated at the inception of the arrangement to all deliverables based on their relative selling price. This guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted.

ASU 2010-13, Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades (“ASU 2010-13”)

ASU 2010-13, issued in April 2010, addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718, Compensation—Stock Compensation, is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades shall not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.

ASU 2010-17, Revenue Recognition—Milestone Method (Topic 605): Milestone Method of Revenue Recognition (“ASU 2010-17”)

ASU 2010-17, issued in April 2010, provides guidance on defining a milestone under Topic 605 and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. The amendments in ASU 2010-17 are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted.

ASU 2010-28, Intangibles—Goodwill and Other (Topic 350):  When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (“ASU 2010-28”)

In December 2010, the FASB issued ASU 2010-28, which modifies goodwill impairment testing for reporting units with a zero or negative carrying amount.  Under the new guidance, an entity must consider whether it is more likely than not that goodwill impairment exists for each reporting unit with a zero or negative carrying amount, and, if it is more likely than not that goodwill impairment exists, the second step of the goodwill impairment test in ASC Topic 350, Intangibles—Goodwill and Other: Goodwill, must be performed to measure the amount of goodwill impairment loss, if any.  The amended guidance in ASU 2010-28 is effective for public entities for fiscal years, and for interim periods within those years, beginning after December 15, 2010, with early adoption prohibited.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

ASU 2010-29, Business Combinations (Topic 805):  Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASU 2010-29”)

In December 2010, the FASB issued ASU 2010-29, which clarifies how public entities disclose supplemental pro forma information for business combinations that occur during the current year.  Under the amended guidance, a public entity that presents comparative financial statements must disclose the revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the prior annual reporting period.  ASU 2010-29 also amends Topic 805 to require public entities to provide a description of the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to business combinations that are included in reported pro forma revenue and earnings.  The amended guidance in ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.  Early adoption is permitted.

Other disclosures

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of costs in the consolidated statements of operations, while under US GAAP, non-refundable tax credits that reduce current income taxes payable are recorded in income taxes.  Non-refundable tax credits of $nil were recognized in each of the three years ended December 31, 2010, 2009 and 2008.

However, aggregate future income tax assets related to the unrecognized tax credits for prior years totalled approximately $7,158,000 in 2010, $6,738,000 in 2009 and $5,742,000 in 2008 for US GAAP purposes, though a valuation allowance corresponding to the same amounts would have been established in each of these years.

Long-lived assets

Under US GAAP, long-lived assets by geographic region only consist of property, plant and equipment which are detailed as follows:

	As at December 31,
	2010	2009
	$	$

Germany	2,666	3,736
United States	381	551
Canada	49	71

	3,096	4,358

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Research and collaboration agreements

As part of its strategy to enhance development capabilities and to partially fund capital requirements, the Company has entered into research and development collaboration agreements with several pharmaceutical companies. Pursuant to these collaboration arrangements, the Company often receives upfront payments, license fees and milestone payments and has the potential to receive royalty payments in the future. Upfront payments are typically non-refundable, received upon the signature of an agreement, or shortly thereafter, and are amortized over the estimated corresponding research and development period. License fees typically are contractually obligated payments that the Company receives and uses to fund research and development activities over the term of the collaboration and include milestone payments, as well as contract services. Milestone payments are contingent payments that are made upon the achievement of specified milestones, such as at the time of selection of candidates for drug development, the commencement or termination of clinical trials or the receipt of regulatory approvals and achievement of a certain level of sales. If drugs are successfully developed and commercialized as a result of collaboration agreements, the Company will receive royalty payments based upon a percentage of net sales of those drugs developed under the collaboration. Finally, contract service fees relate to research and development activities performed by the Company on behalf of the counterparty to the related arrangement and for which the Company has the right to receive compensation.

Ardana

In 2002, the Company granted an exclusive license to Ardana for the development and commercialization of teverelix, an LHRH antagonist, for all therapeutic uses worldwide with the exception of Japan, Korea and Taiwan. On April 2, 2004, Ardana acquired full worldwide rights and was assigned the intellectual property rights relating to teverelix and the underlying microcrystalline suspension technology for the use thereof. As discussed in note 11, this agreement was terminated by the Company in light of Ardana’s having entered into voluntary administration.

Revenues recognized under this agreement for the year ended December 31, 2008 were approximately $3,621,000, and corresponding research and development costs incurred under the agreement were approximately $61,000.

Keryx Biopharmaceuticals, Inc.

The Company is party to a license and collaboration agreement with Keryx Biopharmaceuticals, Inc. (“Keryx”). Under the terms of this agreement, Keryx undertakes, at its own cost, all development activities necessary to obtain regulatory and marketing approvals of perifosine, a signal transduction inhibitor, for all uses in the United States, Canada and Mexico. The agreement provides for, among other things, the availability of data generated by both parties free of charge. In September 2002, the Company received an upfront payment of approximately $500,000 and is eligible to receive payments of up to an aggregate of $18,300,000 upon Keryx’s successful achievement of clinical development and regulatory milestones, in addition to scale-up royalties (from high single to low double-digit) on future net sales in the United States, Canada and Mexico.

Revenues recognized under the agreement with Keryx for the years ended December 31, 2010, 2009 and 2008 were approximately $521,000, $128,000 and $410,000, respectively.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Corresponding research and development costs incurred under the agreement for the years ended December 31, 2010, 2009 and 2008 were approximately $1,334,000, $154,000, and $448,000, respectively.

Nippon Kayaku Co. Ltd.

In 2006, the Company entered into a licensing and collaboration agreement with Nippon Kayaku Co. Ltd. (“Nippon Kayaku”). Under the terms of the agreement, Nippon Kayaku was granted an exclusive license to develop and market ozarelix, an LHRH antagonist, for all potential oncological indications in Japan. In return, the Company received approximately $1,900,000 as an upfront payment upon signature. The agreement provides for, among other things, the availability of data generated by both parties free of charge. The Company is entitled to receive payments of up to an aggregate of approximately $23,800,000 upon Nippon Kayaku’s successful achievement of clinical development, regulatory milestones and a certain level of sales, in addition to low double-digit royalties on potential net sales. In turn, as indicated below regarding the related agreement, Spectrum is entitled to receive fifty percent of any upfront, milestone payments and royalties received from any research and collaboration agreement signed by the Company for the development and commercialization of ozarelix in Japan.

Revenues recognized under the agreement for the years ended December 31, 2010, 2009 and 2008 were $nil, approximately $882,000 and $445,000 respectively. Corresponding research and development costs incurred under the agreement for the years ended December 31, 2010, 2009 and 2008 were $nil, approximately $397,000 and $nil, respectively.

Shionogi and Co.

In 1995, the Company entered into a research and collaboration agreement with Shionogi and Co. (“Shionogi”). The Company granted Shionogi a license to develop, use, commercialize and manufacture cetrorelix in Japan and for all human indications. Under the agreement, Shionogi is responsible, at its own cost, for all activities necessary to obtain regulatory and marketing approvals for cetrorelix. The agreement provides, among other things, availability of data generated by both parties free of charge. Upon signature of this agreement, the Company received approximately $1,400,000 as an upfront payment and was eligible to receive milestone payments of up to an aggregate of approximately $7,100,000 upon Shionogi’s successful achievement of clinical development and regulatory milestones. To date, the Company has received approximately $5,800,000 of these milestone payments. Since the development of cetrorelix is completed in in vitro fertilization (“IVF”), Control Ovarian Stimulation (“COS”) and Assisted Reproductive Technology (“ART”) in Japan, and given the other events related to cetrorelix in BPH, discussed in notes 4 and 11, the Company does not expect to receive any additional milestone payments or any other development revenues under this agreement.

Revenues recognized under the agreement with Shionogi for the years ended December 31, 2010, 2009 and 2008 were approximately $86,000, $2,262,000, and $1,000, respectively.

Corresponding research and development costs incurred under the agreement for the years ended December 31, 2010, 2009 and 2008 were approximately $11,000, $838,000, and $13,000, respectively.

Spectrum

In 2004, the Company entered into a licensing and collaboration agreement with Spectrum for ozarelix, an LHRH antagonist. Under the terms of the agreement, the Company granted Spectrum an exclusive license to

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2010 and December 31, 2009 and for the years ended

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

develop and commercialize ozarelix for all potential indications in North America and India. The agreement provided, among other things, availability of data generated by both parties free of charge. Upon signature of this agreement, the Company received approximately $2,400,000 as an upfront payment, of which approximately $1,200,000 was paid in cash and the balance paid through the issuance of shares of the capital of Spectrum.

As discussed in note 11, on January 27, 2010, Spectrum announced that it had terminated its development program with ozarelix in BPH. Also as discussed in note 11, management determined that ozarelix was fully impaired, and, consequently, all remaining deferred revenues related to the use of ozarelix, including those deferred revenues related to the agreement with Spectrum, were fully recognized in the Company’s 2009 consolidated statement of operations.

In November 2010, the aforementioned agreement with Spectrum was amended.  Under the terms of the amended agreement, Spectrum is entitled to use the Company’s patent rights and know-how to develop, use, make, have made, sell, offer for sale, have sold, import and export, commercialize ozarelix in all worldwide territories except Japan, Korea, Indonesia, Malaysia, the Philippines and Singapore.   Under the terms of the amended agreement, Spectrum granted, as further consideration, 326,956 shares of its common stock, with an equivalent fair value of approximately $1,263,000, as an upfront nonrefundable license fee payment to the Company.

Also per the amended agreement, the Company will be entitled to receive a total of approximately $22,765,000 in cash payments, as well as approximately $670,000 of Spectrum’s common stock, upon achieving certain regulatory milestones in various markets. Furthermore, the Company will be entitled to receive royalties (scale-up royalties from high single to low double-digit) on future net sales of ozarelix products in the named territories.

Revenues recognized under the agreements with Spectrum for the years ended December 31, 2010, 2009 and 2008 were approximately $1,219,000, $860,000 and $678,000, respectively. Corresponding research and development costs incurred under the agreements for the years ended December 31, 2010, 2009 and 2008 were approximately $74,000, $109,000 and $255,000, respectively.

Tulane

In 2002, the Company signed license agreements with Tulane with regard to various compounds, including cetrorelix. Under the agreements, the Company obtained exclusive worldwide licenses to use Tulane’s patents to develop, manufacture, market and distribute these compounds.

The agreements provide for the payment by the Company of single-digit royalties on future worldwide net sales for all indications except BPH, for which the payment of low single-digit royalties would be required. Tulane is entitled to receive a low double-digit royalty on any lump sum, periodic or other cash payments received by the Company from sub-licensees.

Costs incurred under the agreements with Tulane for the years ended December 31, 2010, 2009 and 2008 were approximately $2,249,000, $4,703,000 and $2,030,000, respectively. The expense recognized in 2009 predominantly includes the royalty paid by the Company in connection with the sanofi Agreement, which was subsequently terminated, as discussed in note 4.